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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50422

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PEAK6 Capital Management LLC

OFFICE USE ONLY
FIRM ID. NO.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 South LaSalle Street
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip B. Grigus — (312) 362-2372
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
MAR 0 3 2004
535

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

0402-0506803_Cond

OATH OR AFFIRMATION

I, Matthew N. Hulsizer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of PEAK6 Capital Management LLC (the Company) as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Matthew N. Hulsizer
Managing Member

OFFICIAL SEAL
RUSSELL STANLEY FLEAGLE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/28/05

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
( ) (c) Statement of Income
( ) (d) Statement of Changes in Member's Equity
( ) (e) Statement of Cash Flows
( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

( ) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) Independent Auditors' Supplementary Report on Internal Control
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

0402-0506803

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

■ Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

■ Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

To the Member of
PEAK6 Capital Management LLC

We have audited the accompanying statement of financial condition of PEAK6 Capital Management LLC as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PEAK6 Capital Management LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 13, 2004

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2003

Assets	
Securities owned	$ 999,922,209
Receivable from clearing broker	829,242,728
Interest and dividends receivable	1,732,705
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $1,290,276	801,353
Other assets	878,069
Total assets	$1,832,577,064
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased	$1,700,402,949
Interest and dividends payable	1,943,868
Accrued compensation	15,566,726
Accounts payable and other accrued liabilities	1,688,094
Total liabilities	1,719,601,637
Member's equity	112,975,427
Total liabilities and member's equity	$1,832,577,064

See accompanying notes.

PEAK6 Capital Management LLC

Notes to Statement of Financial Condition

December 31, 2003

1. Organization and Nature of Business

PEAK6 Capital Management LLC (a Delaware Limited Liability Company) (the Company), a wholly owned subsidiary of PEAK6 Investments, L.P. (the Member), operates as a market maker in equity options, providing liquidity to participants in the equity derivatives markets. The Company, acting as principal, buys and sells equity securities and equity derivative financial instruments. The Company clears all transactions through its clearing broker. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (the Exchange). The limited liability company operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2037.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are carried at market value based on quoted market prices. The resulting unrealized gains and losses are reflected in gains and losses on securities transactions in the statement of income. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition.

Receivable From and Payable to Clearing Broker

Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Qualifying costs of developing or obtaining internal-use software incurred during the application development stage are capitalized and amortized over the useful life of the developed software, generally one to three years. Costs incurred during the planning stage and operating or maintenance stage are expensed as incurred.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the Member is liable for federal income taxes on the taxable income of the Company.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2003, consisted of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$609,198,456	$1,321,902,529
Equity options	390,723,753	378,500,420
	$999,922,209	$1,700,402,949

3. Securities Owned and Securities Sold, Not Yet Purchased (continued)

All equity securities may be pledged by the clearing broker on terms that permit the clearing broker to sell or repledge the securities, subject to certain limitations.

4. Related Party Transactions

In July of 2003, the Company entered into a lease agreement with PEAK6 Property Management, LLC for the use of office space at 153 W. Ohio. The rental amount paid by the Company escalates on an annual basis every year through 2010 and is reflected in the schedule provided in Section 8 "Commitments."

5. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31 consisted of the following:

	2003
Furniture	$ 271,825
Computer equipment and software	917,090
Other office equipment	64,570
Leasehold improvements	838,144
	2,091,629
Less: Accumulated depreciation and amortization	1,290,276
	$ 801,353

6. Subordinated Borrowings

At maturity on September 20, 2003, the Company paid in full the outstanding $5 million subordinated borrowings extended by Goldman Sachs Credit Partners, LP. No subordinated borrowings were outstanding at December 31, 2003.

7. Employee Benefit Plan

The Member sponsors a 401(k) profit-sharing plan (the Plan) covering all eligible employees of the Company. The Member may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement.

8. Commitments

The Company leases two office spaces under operating leases that expire on December 31, 2004 and December 31, 2010. These leases contain escalation clauses providing for increased rentals based upon maintenance and tax increases. At December 31, 2003, the minimum annual rental commitments under these leases, exclusive of adjustments for operating expenses and taxes, are as follows:

	Amount
Year ending December 31	
2004	$ 801,951
2005	587,350
2006	599,000
2007	611,000
2008	623,125
2009	635,550
2010	375,025
	$4,233,001

The Company is required to maintain a security deposit in the form of a letter of credit in the amount of $208,608. U.S. Treasury bills owned by the Company collateralize the letter of credit.

9. Derivative Financial Instruments

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including futures and exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition. In September of 2003, the Company began trading S&P 500 Futures Contracts. Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price.

9. Derivative Financial Instruments (continued)

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded options, The Options Clearing Corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions. For exchange-traded futures, The Chicago Mercantile Exchange acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

Concentration of Credit Risk

The Company clears all of its trades through one clearing broker. In the event this clearing broker does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of this clearing broker.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

9. Derivative Financial Instruments (continued)

As of December 31, 2003, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2003, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

10. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission, is subject to the net capital requirements of Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2003, the Company had net capital of $32,552,923, which was $32,310,792 in excess of its required net capital. At December 31, 2003, its percentage of aggregate indebtedness to net capital was 11.2%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

11. Subsequent Event

Subsequent to December 31, 2003, the Company announced that it will begin offering a deferred compensation program to key employees.